Exhibit 3.1

SIXTH AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF CEPHEID

ARTICLE 1. NAME

The name of the Corporation is Cepheid.

ARTICLE 2. PURPOSE

The purpose of this Corporation is to engage in any lawful acts or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporation Code (the “Code”).

ARTICLE 3. AUTHORIZED CAPITAL

The total number of shares of capital stock which the Corporation has authority to issue is One Thousand (1,000) shares of Common Stock, no par value.

ARTICLE 4. LIMITATION OF DIRECTORS’ LIABILITY

The liability of directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. If, after the effective date of this Article 4, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors in such case to a greater extent than is permitted on such effective date, the reference in this Article 4 to “California law” shall to that extent be deemed to refer to California law as so amended.

ARTICLE 5. INDEMNIFICATION OF DIRECTORS,

OFFICERS, EMPLOYEES AND OTHER AGENTS

1.	Indemnification of Directors.

The Corporation shall, to the maximum extent and in a manner permitted by the Code, indemnify each of its Directors against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was a Director of the Corporation. For purposes of this Article 5, a “Director” of the Corporation includes any person (i) who is or was a Director of the Corporation, (ii) who is or was serving at the request of the Corporation as a director of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation.

2.	Indemnification of Others.

The Corporation shall have the power, to the extent and in the manner permitted by the Code, to indemnify each of its agents (as defined in Section 317(a) of the Code) (other than Directors) against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was an agent of the Corporation.

3.	Payment of Expenses in Advance.

Expenses and attorneys’ fees incurred in defending any proceeding (as defined in Section 317(a) of the Code) for which indemnification is required pursuant to Section 1 of this Article 5, or if otherwise authorized by the Board of Directors, shall be paid by the Corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent (as defined in Section 317(a) of the Code) to repay such amount if it shall be determined ultimately that the agent (as defined in Section 317(a) of the Code) is not entitled to be indemnified as authorized in this Article 5.

4.	Indemnity Not Exclusive.

The indemnification provided by this Article 5 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or Directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The rights to indemnity hereunder shall continue as to a person who has ceased to be an agent (as defined in Section 317(a) of the Code) and shall inure to the benefit of the heirs, executors, and administrators of such agent.

5.	Insurance Indemnification.

The Corporation shall have the power to purchase and maintain insurance on behalf of any agent (as defined in Section 317(a) of the Code) of the Corporation against any liability asserted against or incurred by such person in such capacity or arising out of such agent’s status as such, whether or not the Corporation would have the power to indemnify that person against such liability under the provisions of this Article 5.

6.	Conflicts.

No indemnification or advance shall be made under this Article 5, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of these Articles, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding (as defined in Section 317(a) of the Code) in which the expenses (as defined in Section 317(a) of the Code) were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

7.	Right to Bring Suit.

If a claim under this Article 5 is not paid in full by the Corporation within 90 days after a written claim has been received by the Corporation (either because the claim is denied or because no determination is made), the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Code for the Corporation to indemnify the claimant for the claim. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he or she has met the applicable standard of conduct, if any, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met the applicable standard of conduct, shall be a defense to such action or create a presumption for the purposes of such action that the claimant has not met the applicable standard of conduct.

8.	Indemnity Agreements.

The Board of Directors is authorized to enter into a contract with any agent (as defined in Section 317(a) of the Code) of the Corporation providing for indemnification rights equivalent to or, if the Board of Directors so determines and to the extent permitted by applicable law, greater than, those provided for in this Article 5.

9.	Amendment, Repeal or Modification.

Any amendment, repeal or modification of any provision of this Article 5 shall not adversely affect any right or protection of an agent (as defined in Section 317(a) of the Code) of the Corporation existing at the time of such amendment, repeal or modification.

10.	Amendment of California Law.

If, after the effective date of this Article 5, California law is amended in a manner which permits a corporation to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater degree than is permitted on such effective date, the references in this Article to “California law” shall to that extent be deemed to refer to California as so amended.